NF Energy Saving Corporation
21-Jia Bei Si Dong Road, Tie Xi Qu
Shenyang, P.R. China 110021

May 17, 2010

US Securities and Exchange Commission
100 F Street NE
Washington, DC  20549
Attn: John Hartz
Sr. Asst. Chief Accountant

Re:	NF Energy Saving Corporation.
Form 10-K for the fiscal year ended December 31, 2009
File No. 0-50155

Dear Mr. Hartz:

Reference is made to the letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 22, 2010, setting forth comments to the Form 10-K for the fiscal year ended December 31, 2009 filed by NF Energy Saving Corporation (the “Company”). Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10-K for the year ended December 31, 2009

Item 1. Business
Business Description, page 4

1.
We note your disclosures related to the construction of a new energy manufacturing facility that will enhance your product lines and expand your manufacturing capacity.  In future filings, including your first quarter Form 10-Q, please provide a comprehensive discussion of the expected impact of this new facility on your operations. The discussion should: quantify your current capacity; quantify how much of your current capacity was utilized during each period presented; quantify the expected increase to your future capacity when the new facility is completed; and discuss how the new facility is expected to impact your business.

Response:  The Company has addressed the Staff’s comment by providing the additional disclosure requested in its Form 10-Q for the quarterly period ended March 31, 2010, filed with the Commission on the date hereof (the “10-Q”). Please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Investing Activities ” on page 14 of the 10-Q.

2.	In future filings, please disclose the basis for your claim that your valve business hold a leading position in China, and explain how you are defining “leading position.”

Response:  The Company has addressed the Staff’s comment by providing the additional disclosure requested in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – General Description of Business” on page 4 of the 10-Q.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies – Accounts Receivable, page 25

3.	Please revise future filings, including your first quarter Form 10-Q, to:
•	Include a summary of the general terms of your receivables for each revenue source;
•	Explain why your receivables remain outstanding for periods beyond these terms;
•	Disclose, and discuss reasons for changes in, average days outstanding of your receivables during each period presented; and
•	Disclose the amounts of your receivable by aging period: less than 90 days, 91 to 180 days, 181 to 365 days and greater than one year as of each sheet date.

Response:  The Company has addressed the Staff’s comment by providing the additional disclosure requested in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Accounts Receivable” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Operating Activities” on pages 6 and 13, respectively, of the 10-Q.

Results of Operations, page 26

4.	In future filings, please disclose and elaborate on the reason for changes in revenues, income, costs, and expenses between periods.

Response:  The Company has addressed the Staff’s comment by providing the additional disclosure requested in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” on beginning page 9 of the 10-Q.

Liquidity and Capital Resources
Operating Activities, page 29

5.
Your discussion indicates that you used cash in operating activities in 2009; however, your cash flow statement actually indicates that operating activities provided cash flows in 2009.  Please ensure future discussions accurately describe your cash flow activities.  We also note that your operating cash flows were impacted by a significant increase in accounts receivable due to increased sales. Please explain to us, and clarify in future filings, if you extended or changed the payment terms of any material receivables.

Response:  The Company will ensure that future discussions accurately describe its cash flow activities. The Company has not extended or changed the payment terms of any material receivables, but will disclose, as appropriate, if it extends or changes the payment terms of any material receivables in the future.

Financing Activities, page 29

6.
Please revise future filings, including your first quarter Form 10-Q, to address the potential risks and consequences in the event you are unable to obtain debt or equity financing to fund your working capital needs.

Response:  The Company has addressed the Staff’s comment by providing the additional disclosure requested in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financing Activities” on page 15 of the 10-Q.

7.
In future filings, please disclose the terms of the two promissory notes sold in February and March 2010.  Include, without limitation, the interest rates, maturities, and a discussion of collateral arrangements.  We note the risk factor on page 14 in which you state your assets have been pledged as a security for this debt.  Please also file all related agreements as exhibits.

Response:  The Company has addressed the Staff’s comment by providing the additional disclosure requested in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financing Activities” on page 15 of the 10-Q. All agreements related to the above mentioned  promissory notes have been filed as exhibits to the 10-Q.

Exhibit 31.1 and 31.2

8.           Item 601(b)(31) of Regulation S-K stipulates that the certifications areto be set forth exactly as shown in the item.  We note that you added theword “annual” before the word “report” in paragraphs 2 and 3 andused the word “my” instead of the word “our” before the work “supervision” in paragraph 4(b).  Please revise to comply with the items requirements in future filings.

Response: The Company will comply with Item 601(b)(31) of Regulation S-K in all future filings.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact the undersigned. Please fax any questions and/or additional correspondence to the undersigned at (8624) 2354-0536.

Respectfully submitted,

/s/ Gang Li
Gang Li,
Chief Executive Officer